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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

NuPathe Inc.
(Name of Subject Company (Issuer))

DM Merger Sub Inc.
and
Endo Health Solutions Inc.
(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share
(Title of Class of Securities)

67059M100
(CUSIP Number of Class of Securities)

Caroline B. Manogue
Executive Vice President, Chief Legal Officer and Secretary
Endo Health Solutions Inc.
1400 Atwater Drive
Malvern, Pennsylvania 19355
(484) 216-0000
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Eileen T. Nugent, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$234,470,457	$30,200

(1)
Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) the product of (x) the offer price of $2.85 net per share in cash and up to $3.15 per share in contingent cash consideration payments and (y) 31,340,679 shares of common stock, par value $0.001 per share ("Shares") of NuPathe Inc. ("NuPathe") outstanding as of November 30, 2013, as represented by NuPathe in the Merger Agreement (as defined herein), (ii) the product of (x) 1,292,462 outstanding and unexercised options to acquire Shares as of November 30, 2013, as represented by NuPathe in the Merger Agreement (as defined herein) and (y) the difference between (A) the offer price of $2.85 net per Share and up to $3.15 per share in contingent cash consideration payments and (B) $3.34, which represents the weighted average exercise price of the outstanding and unexercised options as of September 30, 2013, as represented by NuPathe in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed by NuPathe with the Securities and Exchange Commission on November 11, 2013 and (iii) the product of (x) 10,916,216 outstanding and unexercised warrants to acquire Shares as of November 30, 2013, as represented by NuPathe in the Merger Agreement (as defined herein) and (y) the difference between (A) the offer price of $2.85 net per Share and up to $3.15 per share in contingent cash consideration payments and (B) $2.06, which represents the weighted average exercise price of the outstanding and unexercised warrants as of September 30, 2013, as determined by representations of NuPathe in the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2013 filed by NuPathe with the Securities and Exchange Commission on November 11, 2013.

(2)
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013 by multiplying the transaction value by 0.0001288.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$30,200	Filing Party:	DM Merger Sub Inc. and Endo Health Solutions Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 23, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 ("Amendment No. 1") amends the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the Securities and Exchange Commission (the "Commission") on December 23, 2013, by Endo Health Solutions Inc., a Delaware corporation ("Endo") and DM Merger Sub Inc., a Delaware corporation ("Purchaser") and an indirect, wholly-owned subsidiary of Endo, which relates to the offer by Purchaser to purchase all outstanding shares of common stock, $0.001 par value per ("Shares"), of NuPathe Inc., a Delaware corporation ("NuPathe"), at a price of $2.85 per Share, net to the seller in cash (less any required withholding taxes and without interest), plus contractual rights to receive up to an additional $3.15 per Share in contingent cash consideration payments (collectively, the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2013 (as it may be amended or supplemented from time to time, the "Offer to Purchase") and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal" and, together with the Offer to Purchase, the "Offer"), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        This Amendment No. 1 is filed solely for the following purposes: to describe certain litigation and to amend and supplement Item 12 with additional exhibits.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

        "On December 27, 2013, a purported stockholder of NuPathe filed a class action lawsuit in the Court of Chancery of the State of Delaware, docketed as Charlotte Gilbert v. NuPathe Inc., et al., C.A. No. 9206 (Del. Ch.) (the "Gilbert Action") against NuPathe, Purchaser, Endo and each of NuPathe's directors. The Gilbert Action purports to be brought individually and on behalf of all public stockholders of NuPathe. The Gilbert Action purports to allege that NuPathe's directors breached their fiduciary duties to NuPathe's stockholders in connection with the Offer and that NuPathe, Endo and Purchaser aided and abetted such alleged breach of NuPathe's director defendants' fiduciary duties. Based on these allegations, the Gilbert Action seeks, among other relief, an order declaring the action to be a class action, injunctive relief permanently enjoining defendants and all those acting in concert with them from taking any steps to consummate the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding rescissory damages, awarding plaintiff the costs of the Gilbert Action including a reasonable allowance for the expenses of plaintiff's attorneys and experts and granting plaintiff and other members of the putative class such further relief as the court deems just and proper.

        A copy of the complaint in the Gilbert Action is attached hereto as Exhibit (a)(5)(F) and is hereby incorporated herein by reference. The foregoing description of the Gilbert Action is qualified in its entirety by reference to Exhibit (a)(5)(F) hereto.

        On December 27, 2013, a purported stockholder of NuPathe filed a class action lawsuit in the Court of Chancery of the State of Delaware, docketed as Ricardo Morant v. NuPathe Inc., et al., C.A. No. 9208 (Del. Ch.) (the "Morant Action") against NuPathe, Purchaser, Endo and each of NuPathe's directors. The Morant Action purports to be brought individually and on behalf of all public stockholders of NuPathe. The Morant Action purports to allege that NuPathe's directors breached their fiduciary duties to NuPathe's stockholders in connection with the Offer and that NuPathe, Endo and Purchaser aided and abetted such alleged breach of NuPathe's director defendants' fiduciary duties. Based on these allegations, the Morant Action seeks, among other relief, an order declaring the action to be a class action, injunctive relief permanently enjoining defendants and all those acting in concert with them from taking any steps to consummate the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof or awarding rescissory damages, awarding plaintiff the costs of the Morant Action including a reasonable allowance for the expenses of plaintiff's attorneys and experts and granting plaintiff and other members of the putative class such further relief as the court deems just and proper.

        A copy of the complaint in the Morant Action is attached hereto as Exhibit (a)(5)(G) and is hereby incorporated herein by reference. The foregoing description of the Morant Action is qualified in its entirety by reference to Exhibit (a)(5)(G) hereto.

        On December 20, 2013, a purported stockholder of NuPathe filed a class action lawsuit in the Chester County Court of Common Pleas of the State of Pennsylvania, docketed as Richard Affronte v. NuPathe Inc., et al. (the "Affronte Action"), against NuPathe, Purchaser, Endo and each of NuPathe's directors. The Affronte Action purports to be brought individually and on behalf of all public stockholders of NuPathe. The Affronte Action purports to allege that NuPathe's directors breached their fiduciary duties to NuPathe's stockholders in connection with the Offer and that NuPathe, Endo and Purchaser aided and abetted such alleged breach of NuPathe's director defendants' fiduciary duties. Based on these allegations, the Affronte Action seeks, among other relief, an order declaring the action to be a class action, injunctive relief permanently enjoining defendants and all those acting in concert with them from taking any steps to consummate the Merger, rescinding, to the extent already implemented, the Offer and the Merger or any of the terms thereof, awarding plaintiff the costs of the Affronte Action including a reasonable allowance for the expenses of plaintiff's attorneys and experts and granting plaintiff and other members of the putative class such further relief as the court deems just and proper.

        A copy of the complaint in the Affronte Action is attached hereto as Exhibit (a)(5)(H) and is hereby incorporated herein by reference. The foregoing description of the Affronte Action is qualified in its entirety by reference to Exhibit (a)(5)(H) hereto."

ITEM 12.    EXHIBITS.

        Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)*	Offer to Purchase, dated December 23, 2013
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(C)*	Form of Notice of Guaranteed Delivery
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instruction for completing the forms
(a)(1)(G)*
Joint Press Release of Endo, dated December 16, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K/A filed by NuPathe with the Securities and Exchange Commission on December 17, 2013)
(a)(1)(H)*	Form of Summary Advertisement, published December 23, 2013 in The New York Times
(a)(1)(I)*
Form of Contingent Cash Consideration Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Not applicable

(a)(5)(A)*	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex C to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on December 23, 2013)
(a)(5)(B)*	Questions and Answers, dated December 16, 2013 (incorporated by reference to Exhibit B to the Schedule 14D-9C filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(a)(5)(C)*	Complaint filed by Jacob Friedman in the Court of Chancery of the State of Delaware on December 20, 2013
(a)(5)(D)*	Complaint filed by Monica Bua in the Court of Common Pleas of Delaware County, Pennsylvania on December 20, 2013
(a)(5)(E)*	Complaint filed by John Peterson in the Court of Common Pleas of Delaware County, Pennsylvania on December 20, 2013
(a)(5)(F)	Complaint filed by Charlotte Gilbert in the Court of Chancery of the State of Delaware on December 27, 2013
(a)(5)(G)	Complaint filed by Ricardo Morant in the Court of Chancery of the State of Delaware on December 27, 2013
(a)(5)(H)	Complaint filed by Richard Affronte in the Court of Common Pleas of Chester County, Pennsylvania on December 20, 2013
(b)	Not applicable
(d)(1)*
Agreement and Plan of Merger, dated December 15, 2013, by and among Endo, Purchaser and NuPathe (incorporated by reference to Exhibit 2.1 to the form 8-K filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(d)(2)*
Exclusivity Agreement by and between NuPathe and Endo dated November 22, 2013 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on December 23, 2013)
d)(3)*
Confidentiality Agreement by and between NuPathe and Endo Pharmaceuticals Inc., dated June 7, 2010 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on December 23, 2013)
(g)	Not applicable
(h)	Not applicable

*
—Filed previously

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Endo Health Solutions Inc.
By:	/s/ CAROLINE B. MANOGUE
	Name:	Caroline B. Manogue
	Title:	Executive Vice President, Chief Legal Officer and Secretary
DM Merger Sub Inc.
By:	/s/ CAROLINE B. MANOGUE
	Name:	Caroline B. Manogue
	Title:	Executive Vice President, Chief Legal Officer and Secretary

Dated: December 30, 2013

 EXHIBIT INDEX

        The Exhibit Index is hereby amended and restated in its entirety as follows:

(a)(1)(A)	*	Offer to Purchase, dated December 23, 2013
(a)(1)(B)	*	Form of Letter of Transmittal
(a)(1)(C)	*	Form of Notice of Guaranteed Delivery
(a)(1)(D)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)	*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)	*	Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instruction for completing the forms
(a)(1)(G)	*
Joint Press Release of Endo, dated December 16, 2013 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K/A filed by NuPathe with the Securities and Exchange Commission on December 17, 2013)
(a)(1)(H)	*	Form of Summary Advertisement, published December 23, 2013 in The New York Times
(a)(1)(I)	*
Form of Contingent Cash Consideration Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(a)(2)		Not applicable
(a)(3)		Not applicable
(a)(4)		Not applicable
(a)(5)(A)	*
Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex C to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on December 23, 2013)
(a)(5)(B)	*	Questions and Answers, dated December 16, 2013 (incorporated by reference to Exhibit B to the Schedule 14D-9C filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(a)(5)(C)	*	Complaint filed by Jacob Friedman in the Court of Chancery of the State of Delaware on December 20, 2013
(a)(5)(D)	*	Complaint filed by Monica Bua in the Court of Common Pleas of Delaware County, Pennsylvania on December 20, 2013
(a)(5)(E)	*	Complaint filed by John Peterson in the Court of Common Pleas of Delaware County, Pennsylvania on December 20, 2013
(a)(5)(F)		Complaint filed by Charlotte Gilbert in the Court of Chancery of the State of Delaware on December 27, 2013
(a)(5)(G)		Complaint filed by Ricardo Morant in the Court of Chancery of the State of Delaware on December 27, 2013
(a)(5)(H)		Complaint filed by Richard Affronte in the Court of Common Pleas of Chester County, Pennsylvania on December 20, 2013

(b)		Not applicable
(d)(1)	*
Agreement and Plan of Merger, dated December 15, 2013, by and among Endo, Purchaser and NuPathe (incorporated by reference to Exhibit 2.1 to the form 8-K filed by NuPathe with the Securities and Exchange Commission on December 16, 2013)
(d)(2)	*
Exclusivity Agreement by and between NuPathe and Endo dated f November 22, 2013 (incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on December 23, 2013)
d)(3)	*
Confidentiality Agreement by and between NuPathe and Endo Pharmaceuticals Inc., dated June 7, 2010 (incorporated by reference to Exhibit (e)(4) to the Schedule 14D-9 filed by NuPathe with the Securities and Exchange Commission on December 23, 2013)
(g)		Not applicable
(h)		Not applicable

*
—Filed previously

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  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX